                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                               (AMENDMENT NO. 10)
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                                PENNZOIL COMPANY
                           (Name of Subject Company)

                                PENNZOIL COMPANY
                      (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.83 1/3 PER SHARE
           (including the associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                  709903 10 8
                     (CUSIP Number of Class of Securities)

                                LINDA F. CONDIT
                              CORPORATE SECRETARY
                                PENNZOIL COMPANY
                         PENNZOIL PLACE, P.O. BOX 2967
                           HOUSTON, TEXAS 77252-2967
                                 (713) 546-8910
            (Name, address and telephone number of person authorized
     to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies To:

          Moulton Goodrum, Jr.                     Charles F. Richards, Jr.
          Baker & Botts, L.L.P.                    Richards, Layton & Finger
             One Shell Plaza                           One Rodney Square
        Houston, Texas 77002-4995                        P.O. Box 551
             (713) 229-1234                     Wilmington, Delaware 19899-0551
                                                        (302) 658-6541

     This Amendment No. 10 (this "Amendment") amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9, as amended, originally filed on July 1, 1997 by Pennzoil Company, a Delaware corporation (the "Company"), relating to a tender offer commenced by Resources Newco, Inc., a wholly owned subsidiary of Union Pacific Resources Group Inc., on June 23, 1997.

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-9.

     The items of the Schedule 14D-9 set forth below are hereby amended by adding the following:

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     Pennzoil and its directors have been named in an additional purported class action, entitled Zwieg v. Pennzoil Co. (C.A. No. 15831), filed on behalf of the stockholders of the Company in the Chancery Court of Delaware. The complaint alleges breach of fiduciary duty claims on the part of the Board arising out of the UPR Proposal, and seeks, among other relief, declaratory and injunctive relief barring defendants from breaching their fiduciary duties to plaintiff and the putative class members and from taking steps to impede any offer to acquire the Company, as well as damages in an unspecified amount. A copy of the complaint is filed as Exhibit 47 and incorporated herein by reference. The foregoing description of the complaint is qualified in its entirety by reference to such Exhibit.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

        EXHIBIT
          NO.                            DESCRIPTION
        -------                          -----------

           4 Revised opinion of Evercore Group dated July 1, 1997 delivered to the Company.
          45     Letter dated August 13, 1997 from Mr. Jack L. Messman to Mr.
                 James L. Pate.
          46     Letter dated August 14, 1997 from Mr. James L. Pate to Mr.
                 Jack L. Messman.
          47     Complaint filed by Ronald Zweig against the Company et al.
                 (filed July 29, 1997, Court of Chancery of the State of
                 Delaware in and for New Castle County).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PENNZOIL COMPANY

Dated: August 18, 1997                    By:     /s/  James L. Pate
                                                      James L. Pate
                                             Chairman of the Board, President
                                               and Chief Executive Officer

                                 EXHIBIT INDEX

EXHIBIT
  NO.                               DESCRIPTION
-------                             -----------
           4     Revised opinion of Evercore Group dated July 1, 1997
                 delivered to the Company.
          45     Letter dated August 13, 1997 from Mr. Jack L. Messman to Mr.
                 James L. Pate.
          46     Letter dated August 14, 1997 from Mr. James L. Pate to Mr.
                 Jack L. Messman.
          47     Complaint filed by Ronald Zweig against the Company et al.
                 (filed July 29, 1997, Court of Chancery of the State of
                 Delaware in and for New Castle County).